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ICICI Limited

ICICI Infotech Announces Completion of Acquisition of Command Systems, Inc.

MUMBAI, India & FARMINGTON, Conn.--March 21, 2001--ICICI Infotech Inc., the U.S. subsidiary of ICICI Infotech Services Ltd., the information technology subsidiary of ICICI Ltd. (NYSE: IC ), today announced that its -- wholly owned subsidiary ICICI Acquisition Corporation has merged with and into Command Systems, Inc. Command Systems is now an indirect wholly owned subsidiary of ICICI Infotech Inc.

As previously announced, ICICI Acquisition Corporation had acquired approximately 97% of Command Systems' outstanding stock in a tender offer that was completed at 12:00 midnight on Tuesday, March 13, 2001. The merger was completed pursuant to the Agreement and Plan of Merger previously entered into among ICICI Infotech Inc., ICICI Acquisition Corporation, and Command Systems. The remaining shareholders of Command Systems will receive the same consideration of $5.00 per share as was received by the shareholders who tendered in the offer. As a result of the merger, Command Systems' shares are no longer publicly traded.

On January 26, 2001, ICICI Infotech Inc. originally announced the agreement to have ICICI Acquisition Corporation acquire all outstanding shares of Command Systems common stock for $5.00 per share in cash, or a total of approximately $40 million.

Commenting on Command Systems' merger with ICICI Acquisition Corporation, Edward G. Caputo, President and CEO of Command Systems, said, "Command Systems was founded almost sixteen years ago with one major objective: to build a high-quality company that provides superior services to our customers through an organization for which our employees could be proud to work. Our customer loyalty is a testament to the high standards of service that have been central to our business philosophy."

"The merger with ICICI Acquisition Corporation represents a further strengthening of Command Systems' high-quality standards by joining with an organization, which represents the same ideals, but also has the strength and resources of an $18 billion company. We believe that through this merger, Command Systems will continue to provide the superior services for which our customers and employees have always strived."

ICICI Infotech Services Ltd., a leading software solutions and services provider based in India, was established in October 1993 to provide IT services to the ICICI group of companies. Since September 1999, the Company has forayed into outside markets, both domestic and international. The Company presently focuses on software consultancy and development primarily involving banking and financial services, IT enabled services and IT infrastructure, and communications. ICICI Infotech Services Ltd. was awarded the ISO 9001 and the IQ Net certifications by Standards Australia for its IT enabled services business. ICICI Infotech Services Ltd. currently employs about 950 professionals, of which approximately 120 are employed in the United States.

Command Systems, whose main office is in Farmington, Connecticut, was founded in 1985 and provides a wide range of information technology solutions and services. The Command Systems' Multi-Site Integrated Solutions Strategy provides multi-site, ISO 9001 certified application development and maintenance services to customers in support of evolving e-business processes and information technology requirements, including: project management, design, and architecture; e-business development; database services; consulting; and application maintenance outsourcing. Command Systems maintains offices in New York, Boston, Hartford, Stamford, and an Offshore Technology Resource Center in Bangalore, India.


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The statements contained in this press release that are not purely historical are forward-looking statements within the meaning of the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995. All forward-looking statements included in this press release are based upon information available to the companies as of the date hereof, and the companies assume no obligation to update any such forward-looking statements.

March 21, 2001

Contact:

MacKenzie Partners, Inc., New York
Steven C. Balet, 212/929-5500

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